NORTHUMBERLAND RESOURCES, INC.

357 University Ave.

Charlottetown, PE Canada C1A 4M9

June 29, 2010

United States Securities

and Exchange Commission

Attention:

John P. Lucas

Re:

Northumberland Resources, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 17, 2010

File No. 333-165373

Dear Sirs:

Below are the responses to the comments in your June 9, 2010 letter to the Company.

General

1.

We note your amended disclosure in response to comment 3 from our letter dated May 14, 2010. Based on the information provided, it appears that Mr. Stunden is also first cousins with Geoffrey Scales, your CEO. Please disclose this fact in an appropriate place in your prospectus.

We have noted your comment and revised the disclosure.

Financial Statements for the fiscal year ended December 31, 2009

2.

We note you filed your second amendment to your Form S-1 on May 17, 2010, which contains audited financial statements as of and for the period ended December 31, 2009. The financial statements contained within your Form S-1 are over 135 days old and therefore, your registration statements cannot go effective with your current financial statements. Please update your financial statements to comply with the age requirements Rule 8-08 of Regulation S-X.

We have noted your comment and revised the disclosure.

United States Securities and Exchange Commission

June 29, 2010

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Northumberland Resources, Inc.

/s/ B. Geoffrey Scales

B. Geoffrey Scales, President and CEO